Annual Shareholder Meeting Results

PIMCO Strategic Income Fund, Inc., PIMCO Global
StocksPLUS(r) & Income Fund and PIMCO Dynamic Income Fund held their annual meetings of shareholders on June 30, 2015.
Shareholders voted as indicated below.

PIMCO Global StocksPLUS(r) & Income Fund

Election of Craig A. Dawson Class I to serve until the annual meeting for the 2018 2019 fiscal year
              Withheld
Affirmative   Authority
8,939,058      365,237
Re election of Hans W. Kertess Class I to serve until the annual meeting for the 2018 2019 fiscal year
8,935,370      368,925
Re election of William B. Ogden, IV Class I to serve until the annual Meeting for the 2018 2019 fiscal year
8,927,833      376,462

The other members of the Board of Trustees at the time of the meeting, namely, Ms. Deborah A. DeCotis and Messrs. Bradford
K. Gallagher,James A. Jacobson, Alan Rappaport and John C. Maney continued to serve as Trustees of the Fund.
Interested Trustee